CARL N. DUNCAN, ESQ., LLC
ATTORNEY AT LAW
cduncan@cnduncanlaw.com

5718 Tanglewood Drive	(301) 263-0200
Bethesda, Maryland 20817	Fax (301) 576-5193

October 2, 2008

VIA EDGAR AND MESSENGER

Collin Webster, Attorney Examiner
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Millennium Group Worldwide, Inc. (the “Company”)
Registration by Coordination; File No. 333-145553
Response to P.E. No. 5 SEC Comment Letter and Associated P.E. No. 6 Filing

Dear Mr. Webster:

          On August 17, 2007, in connection with the sale of up to 6,250,000 shares of common stock of Millennium Group Worldwide, Inc. (the “Company”) at $12.00 per share, we filed the Company’s Form S-1 with the Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, as amended (the “original filing”). In response to the staff’s current August 1, 2008 comment letter (the “current comment letter”), we hereby file this response to the staff’s comments. Please note that this response letter (being filed today on EDGAR as correspondence) relates to Pre-Effective Amendment 5, the latter filed July 25, 2008 on EDGAR and delivered via messenger the day following, and P.E. No. 6 concurrently being filed.

          As a follow-up the pre-filing submission of the affected pages forwarded September 4, 2008, this Pre-Effective Amendment No. 6 reflects cumulative changes since P.E. No. 5 was filed. This letter responds to the comments in the indicated order in the current comment letter relating to P.E. No. 5. ( 2 marked and 2 unmarked and being filed concurrently with the SEC and the states where the Company’s registration is pending)

General

1.

As previously discussed, the Company will not itself be an investment company as defined under the Investment Company Act of 1940 for the reasons previously addressed. To address the concern the staff has expressed about the Company possibly becoming an “inadvertent investment company,” please be advised:

	•	The Company will not itself own securities in any private equity fund it or, more likely a subsidiary, may organize;

•

While the Company or, more likely, a subsidiary would likely be deemed to be an investment adviser in any such private equity fund so organized, it expects to be IA-exempt but nonetheless recognizes that it may be required in due course to be IA registered; and

	•	The Fund, while unlikely for a number of reasons, may itself be required to register under the Investment Company Act of 1940 and will register if so required.

2.

We have previously responded to the staff’s concern about the possible use of a broker-dealer and so indicated but please be advised anew that, if broker-dealers are employed at any point during the offering to sell securities registered under this Registration Statement, the Company (since it is not Form S-3 qualified) will file a Post-Effective Amendment to reflect the change in the Plan of Distribution and include all associated disclosure required under Regulation S Item 508.

Collin Webster, Attorney Examiner
Division of Corporation Finance
Page 2	October 2, 2008

Prospectus Summary, page 2

3.	The requested revisions to the introductory statement have been made.

Risk Factors, page 9

4.	An additional Risk Factor has been added highlighting the depressed state of the residential real estate market in Florida.

5.	Risks have been made more specific to the investor in the captions/titled Risk Factor.

Governmental Regulation and Legal Uncertainties, page 12

6.	While not done as a separate Risk Factor, more detailed disclosures regarding “Governmental Regulation” have been incorporated.

Future Sale of Shares, page 12

7.	The additional disclosures regarding the impact of Rule 144 on affiliates and non-affiliates has been added.

Certain Related Party Transactions, page 12

8.	The additional disclosures regarding how bids will be put out in the future has been added.

The Company, page 13

9.	The disclosures about loans by The Ronco Group and the Company have been upgraded and the table appearing in our response to the May comment letter (and below) has been added to the Prospectus.

March 2, 2002 (inception) to August 2, 2007	$200,000
After August 2, 2007	$186,300
December 31, 2007 up to March 31, 2008	$85,300
Loaned to directors	$128,400
Total	$600,000

10.	The Prospectus now reflects that the funds received from the J. P. Morgan Chase marketing agreement are recurring in character.

11.

Given the tight deadlines associated with the contracts, those that might have expired prior to the Registration Statement being declared effective have been extended and so reflected in the Exhibits as follows:

Collin Webster, Attorney Examiner
Division of Corporation Finance
Page 3	October 2, 2008

Agreement Description	Original Closing Date	Extended Closing Date	Current Status

Franklin Auto Mall J. V.	Dec. 16, 2007	Oct. 15, 2008	In Force
Prism Real Estate J. V.	July 31, 2007	Oct. 15, 2008	In Force
Tambala Foods Products J. V.	When Funded	N/A	In Force
Wandana Jambo Coffees and Teas J.V.	Feb. 25, 2007	Oct. 15, 2008	In Force
Development Agreement, Amera, Carishoca	Jan. 10, 2010	N/A	In Force
Shareholder Agreement, Leman Trading	Feb. 10, 2008	Oct. 15, 2008	In Force
Shareholder Agreement, The Ronco Group	N/A	N/A	Cancelled
Vacant Land Contract, St. Augustine Project.	June 25, 2007	Oct. 15, 2008	In Force
MOU, Ministry of the Interior, Angola	N/A	N/A	In Force
Marketing Contract, J.P. Morgan Chase	N/A	N/A	In Force
Study of Water Intake, Catoca Mining	N/A	N/A	In Force
Auto Leasing/Maintenance Program, Catoca	N/A	N/A	In Force
Health Services, Catoca Mining	N/A	N/A	In Force
Construction of Houses, Catoca Mining	N/A	N/A	In Force
Fuel Distribution and Fire Protection, Catoca	N/A	N/A	In Force
Bas Congo Mineral Contract	When Funded	N/A	Pending

Property, page 27

12.	The revisions requested relating to property have been incorporated.

Executive Compensation, page 33

13.	Revisions have been made relating to payments to Mr. Jackson and Ms. White.

Security Ownership, Page 34

14.	The requested changes have been reflected in the table, in effect combining shares held directly and indirectly by the Jackson Family Trust.

Selected Financial Data, page 35

15.

The selected financial data continues to be from the audited financials for the period ended December 31, 2007. As requested, we are providing a compilation for the period beginning January 1, 2008 and ending on June 30, 2008 (and, of course, have eliminated the review for the period ending March 31, 2008).

Management’s Discussion and Analysis, page 36

16.

We have described our accounting policy or the recognition of revenue from J.P. Morgan Chase and Catoca Mines in note 6, Deferred Revenue. We have also disclosed this policy in Note 2, Summary of Significant Accounting Policies and recognition of revenue is now more thoroughly described in Note 6.

Plan of Operations, page 37

17.

The Request for Confidentiality was re-filed with the Office of the Secretary of the Commission on August 12, 2008. I will be updating that request per the Office’s comments on same received early last evening.

Collin Webster, Attorney Examiner
Division of Corporation Finance
Page 4	October 2, 2008

Subscription Procedure, page 44

18.

The references to placement agents was in the alternative. Since an amended Plan of Distribution would be required as a non-S-3 qualified issuer, those references are gratuitous and have now been deleted.

Report of Independent Public Accounting Firm, page I-3

19.	We have deleted the review which contained the reference to December 31, 2007 in the first paragraph and now submit a compilation for the six month period ending June 30, 2008.

20.	The first sentence in the second paragraph is now appropriate we believe and we have replaced the review with a compilation.

21.	The amounts have been corrected to 6,249,000 and 2,915,997, respectively.

22.	The numbers have been corrected to 6,249,000 shares from the typographical error of 2,649,000 shares.

23.	A corrected copy of the December 31, 2007 audit report will be incorporated into the Prospectus and I will fax to you those changes upon coordination with the accountant.

24.	We have changed the par value from $1 to $0.001 and we have revised the interim balance sheets.

25.	With regard to debt retirement, Note 4 now states the method of determining the number of shares issued.

Index to Exhibit, page S-1-2

26.	The Index to Exhibits relative to Exhibits 10.10 and 10.11 have been revised and the associated agreements have been re-filed as requested.

Exhibit 23.2

27.	The auditor’s Consent has been revised to refer only to the audited financial statements.

Upon completion of the review, we trust all comments will have been satisfied and you can advise us that the Company’s Registration Statement can be declared effective at a mutually convenient time, hopefully on or before October 10, 2008. We are prepared to file a Rule 461 Request for Acceleration to coordinate such date of effectiveness as soon as that would be productive, taking into consideration the two states with open comments that we are now finalizing. I will call you tomorrow to coordinate any remaining issues with the staff.

Very truly yours,

Carl N. Duncan, Esq.